

October 26, 2012

<u>Via E-mail</u>
Sigalit Siag
Chief Fiscal Officer for the Western Hemisphere
Ministry of Finance
State of Israel
800 Second Avenue, 17th Floor
New York, NY 10022

   Re: **State of Israel**
      Registration Statement under Schedule B
      Filed September 27, 2012
      File No. 333-184134

      Form 18-K for the Fiscal Year Ended December 31, 2011
      Filed June 29, 2012
      File No. 2-94917

Dear Sigalit Siag:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your document and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please discuss any material impact that a prolonged or worsened European sovereign debt crisis is expected to have on the economic and financial outlook of the State of Israel.

2. To the extent possible, please update all statistics in the registration statement and the Form 18-K to provide the most recent data.

3. Where appropriate, please include statistics on poverty in the State of Israel.

4. Where appropriate, please include government expenditures in the summary tables and discussion of GDP for major sectors of the economy over the prior five years.

5. We note media reports indicating that the State of Israel is materially affected by a disproportionate increase in population growth and increased unemployment among the haredi Jews. Please discuss the material effects that population growth among ultra-orthodox Jews is likely to have on Israel, including increased strain on the social systems.

6. Please update to discuss the new parliamentary election in January 2013.

7. Clarify whether you hold derivative instruments for hedging or speculative purposes, quantify the risk exposures and identify the categories of risk against which you intend to hedge. Please include any other material information necessary to understand the State of Israel's risk exposures.

Tourism, page D-28

8. Please expand the discussion to include additional information on any material impact that the Arab Spring and ongoing turmoil in the region might have on tourism.

Employment and Labor, page D-30

9. Please include additional information on the employment rate with respect to age, gender, and any seasonal employment. Consider using a table to concisely display the unemployment data.

Table No. 17, Imports of Goods by Major Groups, page D-46

10. Please expand the "Other" category under Consumer Goods in the table or include a footnote that identifies the components of that category. Please make similar revisions to the "Other" category in the government taxes table on page D-69.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Bavaria

Ellie Bavaria
Special Counsel

cc: Steven G. Tepper, Esq.
        Arnold & Porter LLP